Exhibit 11.1

Code of Ethics for Financial Professionals

of the Nomura Group

(a)	All Financial Professionals must, in addition to the foregoing:

(1)	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2)	make full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company and each of the Nomura Group files with, or submits to, any applicable regulatory body and in other public communications;

(3)	comply with all applicable generally accepted accounting principles, government laws, rules and regulations;

(4)	promptly report violations of this section to an appropriate contact specified in the guidelines promulgated by the Company or the relevant company of the Nomura Group, in cases they believe that such violations have occurred; and

(5)	be accountable for their adherence to this section.

(b)	Financial Professionals are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified accountant in the performance of an audit of the financial statements of any of the Nomura Group for the purpose of rendering such financial statements materially misleading.

(c)	“Financial Professional” means any professional employee of the Nomura Group in the area of finance, controllers, tax, treasury, risk management or investor relations and also includes the Chief Executive Officer, the Chief Financial Officer and a chairman of the Disclosure Committee of the Company and all Business Line Heads and Regional Managements of the Nomura Group.

Established: March 5, 2004